Exhibit 99.2

Wi-LAN Inc.

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

Annual Meeting of Shareholders – April 23, 2013

This report is submitted by and on behalf of Wi-LAN Inc. (“WiLAN”) in respect of an annual meeting (the “Meeting”) of the holders of WiLAN’s common shares (“Shares”) held on April 23, 2013.

At the Meeting, holders of the Shares (present in person or by proxy) voted on the following matters, full details of which are set out in WiLAN’s March 22, 2013 Notice of Meeting and Management Information Circular issued in connection with the Meeting:

1.	the election of each of the following nominees to WiLAN’s Board of Directors as follows:

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert Bramson	47,029,571	89.98%	5,237,454	10.02%
Michel Tewfik Fattouche	50,067,565	95.79%	2,199,459	4.21%
John Kendall Gillberry	48,727,103	93.23%	3,539,921	6.77%
William Keith Jenkins	48,989,793	93.73%	3,277,231	6.27%
W. Paul McCarten	46,700,736	89.35%	5,566,288	10.65%
Jim Roche	46,313,555	88.61%	5,953,469	11.39%
Richard J. Shorkey	48,727,343	93.23%	3,539,681	6.77%
James Douglas Skippen	49,016,323	93.78%	3,250,701	6.22%

2.	an ordinary resolution appointing the firm of PricewaterhouseCoopers LLP as WiLAN’s auditors to hold office until the next annual meeting of WiLAN’s shareholders and authorizing WiLAN’s Board of Directors to fix the auditors’ remuneration was approved by shareholders as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
55,545,743	98.39%	909,628	1.61%

3.	an ordinary resolution to approve all unallocated common shares under WiLAN’s 2001 Share Option Plan and the granting of options under such plan until April 23, 2016 was approved by shareholders by way of a vote by ballot as follows:

Votes For	% Votes For	Votes Against	% Votes Against
33,313,359	63.74%	18,953,665	36.26%

DATED: April 24, 2013.

Wi-LAN Inc.

/s/ Prashant R. Watchmaker

Prashant R. Watchmaker

Vice-President, Corporate Legal &

Corporate Secretary